Exhibit 99.1

Vermilion Energy Inc. Announces Q1 2022 Financial and Operational Update

CALGARY, AB, April 19, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to provide a financial and operational update for Q1 2022.

Q1 2022 Highlights

  Production of approximately 86,200 boe/d exceeded the upper end of our initial 2022 guidance of 83,000 – 85,000 boe/d
  Strong commodity prices during the quarter, including premium European gas, resulted in an estimated operating netback(1) of $59.72/boe, including the impact from hedging
  Fund flows from operations(2) are estimated to be $380 to $390 million (cash flows from operating activities estimated to be $330 to $340 million), including the impact from hedging
  Estimated exploration and development ("E&D") capital expenditures(3) of $85 million (cash flow used in investing activities totaled $110 million), resulting in approximately $295 to $305 million of free cash flow ("FCF")(4)
  We successfully executed our Q1 2022 drilling program in Canada and Germany and recently commenced drilling in the United States while we continue final preparations for the Q2 2022 Australia drilling program
  Net debt(5) decreased $280 million from year-end 2021 to $1.365 billion (long-term debt of $1.381 billion) at the end of Q1 2022, reflecting a net debt to trailing FFO ratio of approximately 1.2 times(5)
  We have received capital commitments from our banking syndicate to support an extension of our covenant-based credit facility to May 2026 at our targeted capacity level of $1.6 billion (reduced from current $2.1 billion)
  On March 28, 2022 we announced the acquisition of Leucrotta Exploration Inc. and upwardly revised 2022 annual production guidance to 86,000 – 88,000 boe/d while increasing the E&D capital budget to $500 million (both figures exclude the impact from the Corrib acquisition which is expected to close the second half of 2022). The revised guidance incorporates the Leucrotta acquisition and strong Q1 2022 production

We are off to a strong start in 2022 and remain on track to achieve our $1.2 billion debt target in 2H 2022 inclusive of funding the Corrib and Leucrotta acquisitions. With our strong free cash flow generation and continued debt reduction, we are well positioned to increase the return of capital to our shareholders. We look forward to providing a full Q1 2022 update when we release our results on May 11, 2022, which is also the date for our 2022 Annual General Meeting. We continue to focus on closing procedures for the pending Corrib acquisition, integration of the pending Leucrotta acquisition, and execution of our capital program. We expect the Corrib acquisition to close in the second half of 2022 and the Leucrotta acquisition to close in the second half of May 2022.

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(1)	Operating netback is a non-GAAP financial measure most comparable to primary financial measure net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.
(2)	Fund flows from operations (FFO) is a total of segments measure most directly comparable to net earnings. The measure is not specified, defined, or determined under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other issuers. FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, and realized loss on derivatives, plus realized gain on foreign exchange and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.
(3)	Estimated exploration and development capital expenditures is a non-GAAP financial measure that is the measure is the sum of drilling and development and exploration and evaluation from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.
(4)	Free cash flow (FCF) which is a non-GAAP financial measure most directly comparable to cash flows from operating activities. The measure is not specified, defined, or determined under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other issuers. Free cash flow represents fund flows from operations in excess of capital expenditures and is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures.
(5)	Net debt is a capital management measure most directly comparable to long-term debt. The measure is not specified, defined, or determined under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other issuers. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.
Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio that is not specified, defined, or determined under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other issuers. It is calculated as net debt (capital measure) over the FFO from the preceding 4 quarters. The measure is used to assess the ability to repay debt.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Set forth above are certain estimated preliminary unaudited financial results and other data for the three months ended March 31, 2022 and the corresponding period of the prior fiscal year. Our unaudited interim consolidated financial statements for the three months ended March 31, 2022 are not yet available. These ranges are based on the information available to us as of this date. Our actual results may vary from the estimated preliminary results presented above due to the completion of our financial closing and other operational procedures, final adjustments, and other developments that may arise between now and the time the financial results for the three months ended March 31, 2022 are finalized.

These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with IFRS. Accordingly, you should not place undue reliance on this preliminary data.

The preliminary financial results for the three months ended March 31, 2022 have been prepared by, and are the responsibility of, management. Our independent registered public accounting firm, Deloitte LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial results. Accordingly, Deloitte LLP does not express an opinion or any other form of assurance with respect thereto.

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2022 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2022; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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For further information: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:59e 19-APR-22